

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

September 26, 2008

<u>via U.S. Mail</u>

Ann Harlan, Esq.
General Counsel
The J.M. Smucker Company
One Strawberry Lane
Orrville, OH 44667-0280

> **Re: The J.M. Smucker Company**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 15, 2008**
> **File No. 333-152451**

Dear Ms. Harlan:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please ensure consistency of disclosure throughout the registration statements filed on behalf of The J.M. Smucker Company and The Folgers Coffee Company. Where comments on a particular filing's disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need

Ann Harlan, Esq.
The J.M. Smucker Company
September 26, 2008
Page 2

for us to repeat similar comments.

Unaudited Condensed Combined Pro Forma Balance Sheet, page 114

2.   We note that you plan to allocate a significant portion of the Folgers' purchase
price to intangible assets with an indefinite life. Please expand your disclosure to
address each of the following:

- Indicate in greater detail which intangible assets, both finite and indefinite,
you plan to recognize.
- We note your disclosure that you have assumed a 20 year life for the period of
amortization for the specific definite lived intangible. Please explain why you
have used a 20 year life.
- Explain in more detail why you believe certain intangible assets have an
indefinite life.
- Explain how you determined the fair value of each category of intangible
assets that you plan to recognize.

***

Closing Comments

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with a marked copy of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Cannarella
        J. Davis
        L. Nicholson

        via facsimile

        John J. Jenkins, Esq.
        (216) 241-0816